4-5-2004

04016953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-49698

RECEIVED MAR 31 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KV Execution Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark S. Criscitello — **212-607-1111**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark S. Criscitello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of KV Execution Services LLC, as of January 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CHARLES R. PETERSON
Notary Public, State of New York
No. 31-4983090
Qualified in New York County
Commission Expires June 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

KV Execution Services LLC

January 31, 2004
with Report of Independent Auditors

(Public Pursuant to Rule 17a-5(e)(3))

KV Execution Services LLC

Statement of Financial Condition

January 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
KV Execution Services LLC

We have audited the accompanying statement of financial condition of KV Execution Services LLC (the "Company"), as of January 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the statement of financial condition of KV Execution Services LLC at January 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 19, 2004

KV Execution Services LLC

Statement of Financial Condition

January 31, 2004

Assets	
Cash	$ 10,684,945
Cash and securities on deposit and segregated for regulatory purposes	28,516,657
Receivables from brokers, dealers, clearing organizations and others	146,954,903
Securities borrowed	278,008,031
Deposits with clearing organizations (cash $19,553,988 and securities with a market value of $11,171,384)	30,725,372
Fixed assets and leasehold improvements, net	928,905
Other assets	85,403
	$ 495,904,216
Liabilities and member's equity	
Bank loan payable	$ 30,000
Payables to brokers, dealers, clearing organizations and others	320,566,131
Securities loaned	116,400,000
Payables to customers	2,894,655
Other liabilities and accrued expenses	4,570,987
	444,461,773
Commitments and contingencies (Note 8)	
Member's equity	51,442,443
Total liabilities and member's equity	$ 495,904,216

See accompanying notes.

KV Execution Services LLC

Notes to Statement of Financial Conditions

January 31, 2004

1. Organization

KV Execution Services LLC (the "Company") is a wholly owned subsidiary of Bear Wagner Specialists LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange, LLC ("AMEX"), the International Securities Exchange, Inc. ("ISE"), the Pacific Exchange, Inc. ("PCX"), the Chicago Board Options Exchange, and the National Association of Securities Dealers, Inc. ("NASD"). The Company is organized as a New York limited liability company.

The Company provides clearing and execution services for the Parent and its affiliates and executes transactions for institutional customers and certain employee-related accounts.

2. Significant Accounting Policies

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions, which may affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Cash and Securities on Deposit and Segregated for Regulatory Purposes

Included in cash and securities on deposit and segregated for regulatory purposes on the accompanying Statement of Financial Condition is $23,981,090 of securities owned by the Company, which are recorded on a trade date basis at fair value.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued fees. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the fair value of securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Fixed Assets

Furniture, equipment and computer hardware are generally depreciated on a straight-line basis over the estimated useful lives between three and seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining life of the lease. The total accumulated depreciation and amortization with respect to these fixed assets is $1,828,334 at January 31, 2004.

Income Tax

The Company is a single member limited liability company which is generally exempt from federal and state income tax. The Company has included the pro-forma share of its Parent's New York City unincorporated business tax liability for which it would have been liable if the Company was required to file a tax return on a separate company basis.

New Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivatives and Hedging Activities." This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 did not have a material impact on the Company's financial statements.

3. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Others

At January 31, 2004, receivables from and payables to brokers, dealers, clearing organizations and others consist of the following:

Receivables:	
Fails to deliver	$ 123,195,983
Due from affiliates	23,633,588
Other	125,332
	$ 146,954,903
Payables:	
Due to affiliates	$ 311,483,012
Fails to receive	8,933,424
Other	149,695
	$ 320,566,131

4. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Receivables from customers are collateralized by marketable securities owned by customers, the value of which is not reflected in the accompanying Statement of Financial Condition. Payables to customers primarily represent free credit balances and amounts payable against receipt of marketable securities.

5. Short-Term Borrowing

At January 31, 2004, the outstanding bank loan is payable upon demand, bears interest at 3.25% and is collateralized by treasury securities owned by the Company and customers' margin account securities.

6. Related Party Transactions

The Company provides securities clearance services to certain affiliates active on the NYSE, AMEX and ISE. Included in receivables from and payables to brokers, dealers, clearing organizations and others are balances due from and due to affiliates representing amounts resulting from settling of transactions which the Company cleared on behalf of its affiliates.

The Company also provides financing for securities trades of its affiliates that it clears. The Company charges interest on the financing it provides and pays interest on excess capital the affiliates maintain with the Company.

In addition, the Company subleases office space from the Parent and pays an allocated amount for the rental and utility charges related to the space it occupies.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Company computes its net capital, as defined, under the alternative method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At January 31, 2004, the Company's net capital under the Rule was $50,443,471 which exceeded minimum net capital requirements by $50,193,471.

7. Regulatory Requirements (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB" calculation), as defined. The PAIB calculation is computed in order for correspondent firms that use the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculations. At January 31, 2004, the Company had no reserve requirement for PAIB. Additionally, the Company had $20,146,457 of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB at January 31, 2004.

8. Commitments and Contingencies

At January 31, 2004, the Company had no outstanding commitments on options contracts.

The Company has satisfied margin requirements of $25,717,069 with the Options Clearing Corporation by obtaining an unsecured letter of credit of $31,000,000, and a secured letter of credit of $1,000,000.

In the normal course of business, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending upon the level of income for such period.

9. Retirement Savings Plan

All employees of the Company are eligible to participate in a 401(k) plan (the "Plan") maintained by the Parent after completion of six months of service. The Parent makes contributions to match each participant's contribution to the Plan up to 25% of the first 5% of compensation per year. In addition, the Parent may also make discretionary contributions. The matching contributions are vested immediately, while any discretionary contributions are 100% vested after the employee completes two years of service.

10. Estimated Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures about Fair value of Financial Instruments," approximates the carrying amounts reflected in the Statement of Financial Condition.

11. Financial Instruments and Other Off-Balance-Sheet Risk

Customer Activities

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may

11. Financial Instruments and Other Off-Balance-Sheet Risk (continued)

Customer Activities (continued)

be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. As of January 31, 2004, the Company had pledged collateral of $278,008,031 related to securities borrowed transactions and received collateral of $116,400,000 from customers related to securities loaned transactions .

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the financial condition and credit ratings of each counterparty.

Collateral

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms, which permit it to repledge or resell the securities to others. At January 31, 2004, the Company obtained securities with a fair value of $1,107,556,572 on such terms, of which $517,328,389 have been repledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under customers short sales .